UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-40472

A2Z SMART TECHNOLOGIES CORP.

(Registrant)

1600-609 Granville Street

Vancouver, British Columbia V7Y 1C3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A2Z SMART TECHNOLOGIES CORP.
(Registrant)

Date: July 16, 2024	By	/s/ Gadi Levin
Gadi Levin
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Form of Proxy

99.2	Management Information Circular and Notice of Meeting

99.3	Voting Information Form